                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  For the fiscal year ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from ________ to ________


Commission file number   0-16998
                         -------

A. Full title of the plan:


                              DRUG EMPORIUM, INC.
                             EMPLOYEES 401(K) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              Drug Emporium, Inc.
                            155 Hidden Ravines Drive
                               Powell, OH   43065

                              REQUIRED INFORMATION

        In lieu of the requirements of Items 1-3 of Form 11-K, the Drug Emporium, Inc. Employees 401(k) Plan which is subject to the requirements of the Employee Retirement Income Security Act of 1974, ("ERISA"), is filing herewith the plan financial statements and schedules in accordance with the financial reporting requirements of ERISA.

a)   Financial Statements

     Independent Auditors' Report

     Statement of Net Assets Available
      for Plan Benefits

     Statement of Changes in Net Assets
      Available for Plan Benefits

     Notes to Financial Statements

     Schedules:

      Assets Held for Investment
      Transactions or Series of Transactions
       in Excess of 5% of the Current Value
       of Plan Assets

b)    Exhibits

     (24.1)  Independent Auditors' Consent
                  Ernst & Young


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   DRUG EMPORIUM, INC. EMPLOYEES 401(K) PLAN



Date: June 28, 1996           /s/ Jane H. Lagusch
      -------------           -------------------------------
                              Jane H. Lagusch, Vice President

                                           Audited Financial Statements
                                           and Schedules

                                           Drug Emporium, Inc.
                                           Employees 401(k) Plan

                                          Years ended December 31, 1995 and 1994
                                           with Report of Independent Auditors

                   Drug Emporium, Inc. Employees 401(k) Plan

                          Audited Financial Statements
                                 and Schedules


                     Years ended December 31, 1995 and 1994




                                    CONTENTS

Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits  . . . . . . . . . . . . . . . . . . . . . . . . .   2
Statements of Changes in Net Assets Available for Plan Benefits   . . . . . . . . . . . . . . . . . . .   4
Notes to Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

Schedules

Assets Held for Investment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
Transactions or Series of Transactions in Excess of 5%
  of the Current Value of Plan Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

                         Report of Independent Auditors

Participants of the
Drug Emporium, Inc.
  Employees 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the Drug Emporium, Inc. Employees 401(k) Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment as of December 31, 1995 and Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.



June 20, 1996
Columbus, Ohio

                   Drug Emporium, Inc. Employees 401(k) Plan

              Statements of Net Assets Available for Plan Benefits


                                                                           DECEMBER 31, 1995
                                                           -----------------------------------------------
                                                                                RETIREMENT
                                                            CASH MANAGEMENT    PRESERVATION     INCOME AND
                                                                 FUND             TRUST         GROWTH FUND
                                                           ------------------------------------------------
                 ASSETS
                 Investments - at fair value
                   (Notes  1, 2 and 3)                         $103,729          $727,961        $771,974
                   Participants loans receivable                      -                 -               -
                 Receivables:
                   Contributions from participants                    -                 -               -
                   Accrued investment income                         25               349               -
                                                           ------------------------------------------------
                 Total assets                                   103,754           728,310         771,974

                 LIABILITIES
                 Other                                         $  5,500          $      -        $      -
                                                           ------------------------------------------------
                 Total liabilities                                5,500                 -               -
                 Net assets available for plan benefits
                                                                $98,254          $728,310        $771,974
                                                           ================================================

- -------------------------------------------------------------------------------------------------
                             DRUG EMPORIUM,
            GROWTH               INC.               LOAN                         DECEMBER 31,
      OPPORTUNITIES FUND      COMMON STOCK          FUND            TOTAL           1994
- -------------------------------------------------------------------------------------------------
         $1,350,680          $512,857             $     -        $3,467,201      $1,966,427
                  -                 -              42,308            42,308          30,027
                  -                 -                   -                 -          38,211
                  -                 -                   -               374              91
- -------------------------------------------------------------------------------------------------
          1,350,680           512,857              42,308         3,509,883       2,034,756
                  -            (5,138)              2,776        $    3,138               -
- -------------------------------------------------------------------------------------------------
                  -            (5,138)              2,776             3,138               -
- -------------------------------------------------------------------------------------------------
         $1,350,680           $517,995            $39,532        $3,506,745      $2,034,756
=================================================================================================

See accompanying notes.

                   Drug Emporium, Inc. Employees 401(k) Plan

        Statements of Changes in Net Assets Available for Plan Benefits






                                                                      YEAR ENDED DECEMBER 31, 1995
                                                            -----------------------------------------------
                                                                                 RETIREMENT
                                                            CASH MANAGEMENT     PRESERVATION     INCOME AND
                                                                 FUND               TRUST        GROWTH FUND
                                                            ------------------------------------------------
                 ADDITIONS
                 Employee contributions                       $106,796            $705,164         $328,679
                 Interest and dividends                          2,699              33,386           26,623
                 Net realized and unrealized appreciation
                   (depreciation) in fair value of
                   investments                                 -                   -                 52,073
                                                            ------------------------------------------------
                                                               109,495             738,550          407,375

                 DEDUCTIONS
                 Benefit payments                               78,588              63,039           77,857
                                                            ------------------------------------------------
                                                                78,588              63,039           77,857
                                                            ------------------------------------------------
                 Transfers from (to) other funds                16,482            (202,846)           4,470

                 Net assets available for plan benefits
                   at beginning of year                         50,865             255,645          437,986
                                                            ------------------------------------------------
                 Net assets available for plan benefits
                   at end of year                             $ 98,254            $728,310         $771,974
                                                            ================================================

                 ------------------------------------------------------------------------------------
                                                                                            YEAR
                                       DRUG EMPORIUM,                                       ENDED
                       GROWTH              INC.           LOAN                           DECEMBER 31,
                 OPPORTUNITIES FUND    COMMON STOCK       FUND             TOTAL             1994
                 ------------------------------------------------------------------------------------
                   $  517,202         $       -         $      -        $1,657,841        $1,179,435
                       33,724                                               96,432            45,971


                      204,438          (189,935)               -            66,576            55,515
                 ------------------------------------------------------------------------------------
                      755,364          (189,935)               -         1,820,849         1,280,921


                      124,652             2,126            2,598           348,860           157,218
                 ------------------------------------------------------------------------------------
                      124,652             2,126            2,598           348,860           157,218
                 ------------------------------------------------------------------------------------
                      203,995           (34,204)          12,103                 -                 -


                      515,973           744,260           30,027         2,034,756           911,053
                 ------------------------------------------------------------------------------------

                   $1,350,680         $ 517,995          $39,532        $3,506,745        $2,034,756
                 ====================================================================================



See accompanying notes.

1.  DESCRIPTION OF THE PLAN

The following description of the Drug Emporium, Inc. Employees 401(k) Plan
(Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of the Company who have at least one year of service, are age twenty-one or older and have worked 1,000 hours or more. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may contribute up to 15% of annual compensation limited to the maximum permitted by the Internal Revenue Code. The Company may make discretionary contributions, as approved by the Company's Board of Directors.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, allocations of the Company's discretionary contributions and Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. A participant is 100 percent vested after seven years of vesting service.

                   Drug Emporium, Inc. Employees 401(k) Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Beginning in 1994, upon enrollment in the Plan, a participant may direct contributions in 10% increments in any of four investment options.

o Retirement Preservation Trust - Funds are invested in units of a registered investment company that invests in Guaranteed Investment Contracts, U.S. Government and U.S. Government agency securities.

o Income and Growth Fund - Funds are invested in shares of a registered investment company that invests in U.S. Government bonds, corporate bonds and a diversified selection of common stocks.

o Growth Opportunities Fund - Funds are invested in shares of a registered investment company that invests in growth, cyclical and value stocks, and securities convertible to common stocks.

o Drug Emporium, Inc. Common Stock - Funds are invested in shares of Drug Emporium, Inc., Common Stock through an investment company.

Participants may change their investment options quarterly.

PARTICIPANT LOANS RECEIVABLE

The plan was amended in 1994 to allow for participant loans. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Principal and interest is paid ratably, through bi-weekly (payroll) deductions.

                   Drug Emporium, Inc. Employees 401(k) Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

DISTRIBUTION OF BENEFITS

Participants, or their beneficiaries, are entitled to receive 100% of their vested portion of Company contributions and related earnings thereon upon termination, normal retirement (age 65), early retirement (age 59 1/2), death, or total and permanent disability.

PLAN TERMINATION

The Company has the right to discontinue and terminate the Plan. In the event of a termination or partial termination of the Plan, the right of each participant to benefits accrued to the date of such termination or partial termination shall be nonforfeitable.

2.  SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING AND PRESENTATION

The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles, which requires the use of management's estimates, as applied to defined contribution employee benefit plans.

The accounting records of the Plan are maintained on an accrual basis. The Plan includes participants who are employees of Drug Emporium, Inc. and its subsidiaries (the Company).

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are paid by the Company.

                   Drug Emporium, Inc. Employees 401(k) Plan

2.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.  INVESTMENTS

The Plan's investments are held and administered by Merrill Lynch Trust Company. The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                                              DECEMBER 31
                                                                                 1995          1994
                                                                            -------------------------
                     Merrill Lynch Retirement Preservation Trust            $   727,961      $249,376
                     Fidelity Advisor Income and Growth Fund                    771,974       425,847
                     Fidelity Advisor Growth Opportunities Fund               1,350,680       501,240
                     Drug Emporium, Inc. Common Stock                           512,857       744,260

During the years ended December 31, 1995 and 1994, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                                                 1995          1994
                                                                            -------------------------
                     Fidelity Advisor Income and Growth Fund                $   52,073       $(20,854)
                     Fidelity Advisor Growth Opportunities Fund                204,438        (29,862)
                     Drug Emporium, Inc. Common Stock                         (189,935)       106,231
                                                                            -------------------------
                     Net change in fair value                               $   66,576       $ 55,515
                                                                            =========================

                   Drug Emporium, Inc. Employees 401(k) Plan

3.  INVESTMENTS (CONTINUED)

At December 31, 1995, the market value of Drug Emporium, Inc. Common Stock was approximately $4.125 per share.

4.  INCOME TAX STATUS

The Internal Revenue Service ruled on January 18, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law.

5.  TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1995 and 1994, the Plan owned 124,329 and 135,320 shares of the Company's common stock, respectively. The Plan purchased 11,202 and 39,867 shares in 1995 and 1994 for $54,068 and $217,481, respectively. The Plan sold 20,813 and 94,660 shares in 1995 and 1994 for $123,500 and $578,447, respectively. The market value of the Company's common stock at December 31, 1995 and 1994 was based on quoted market values. There were no cash dividends received during the years ended December 31, 1995 and 1994 from the Company.

                    Drug Emporium, Inc. Employee 401(k) Plan

                           Assets Held for Investment

                               December 31, 1995


                               IDENTITY OF ISSUE, BORROWER,                DESCRIPTION OF
                                  LESSOR OR SIMILAR PARTY                    INVESTMENT            COST       CURRENT VALUE
                     ------------------------------------------------------------------------------------------------------
                     Cash                                                                      $   45,228       $   45,228

                     CMA Money Fund                                     58,501 shares              58,501           58,501

                     Merrill Lynch Retirement Preservation Fund
                                                                       727,961 shares             727,961          727,961

                     Fidelity Advisor Income and Growth Fund
                                                                        49,139 shares             740,130          771,974

                     Fidelity Advisor Growth Opportunities Fund
                                                                        42,689 shares           1,175,792        1,350,680

                     Drug Emporium, Inc. Common Stock                  124,329 shares             731,950          512,857
                                                                                               ---------------------------
                                                                                               $3,479,562       $3,467,201
                                                                                               ===========================

                   Drug Emporium, Inc. Employees 401(k) Plan

             Transactions or Series of Transactions in Excess of 5%
                      of the Current Value of Plan Assets

                          Year ended December 31, 1995





                                                         DESCRIPTION                          PURCHASE        SELLING
                 IDENTITY OF PARTY INVOLVED              OF ASSET                             PRICE           PRICE
                 --------------------------------------------------------------------------------------------------------
                 Category (i) - Individual transactions in a securities issue aggregating in excess of 5% of plan assets.
                 --------------------------------------------------------------------------------------------------------
                 Merrill Lynch                  ML RP Trust, 500,000 shares                  $500,000         $      -

                 Merrill Lynch                  CMA Money Fund, 525,519 shares                525,519                -

                 Merrill Lynch                  CMA Money Fund, 190,723 shares                      -          190,723

                 Merrill Lynch                  CMA Money Fund, 235,983 shares                      -          235,983

                 Merrill Lynch                  ML RP Trust, 235,983 shares                         -          235,983

                 Merrill Lynch                  CMA Money Fund, 500,000 shares                      -          500,000

                 Category (iii) - Series of transactions in a securities issue aggregating in excess of 5% of plan assets.
                 ---------------------------------------------------------------------------------------------------------

                 Drug Emporium, Inc.            15 sales, 20,813 shares                             -          91,062
                                                6 purchases, 11,202 shares                     54,068               -

                 Fidelity Advisor Growth        19 sales, 1,059 shares                              -          28,651
                   Opportunities Fund           19 purchases 23,207 shares                    673,690               -

                                 CURRENT VALUE
                                  OF ASSET ON
                    COST OF       TRANSACTION         NET
                     ASSET           DATE         GAIN (LOSS)
                   $500,000        $500,000       $      -

                    525,519         525,519              -

                    190,723         190,723              -

                    235,983         235,983              -

                    235,983         235,983              -

                    500,000         500,000              -



                    123,500         123,500        (32,438)
                     54,068          54,068              -

                     27,435          27,435          1,216
                    673,690         673,690              -

             Transactions or Series of Transactions in Excess of 5%
                of the Current Value of Plan Assets (continued)





                                                        DESCRIPTION                       PURCHASE        SELLING
                 IDENTITY OF PARTY INVOLVED             OF ASSET                          PRICE           PRICE
                 --------------------------------------------------------------------------------------------------------
                 Category (iii) - Series of transactions in a securities issue aggregating in excess of 5% of plan assets
                 --------------------------------------------------------------------------------------------------------
                 (continued)
                 Fidelity Advisor Income &      20 sales, 3,340 shares                           -           50,636
                   Growth Fund                  15 purchases, 22,824 shares                344,690                -

                 ML RP Trust                    18 sales, 253,294 shares                         -          253,294
                                                264 purchases, 731,879 shares              731,879                -

                 CMA Money Fund                 52 sales, 1,814,806 shares                       -        1,814,806
                                                84 purchases, 1,827,567 shares           1,827,567                -

There were no Category (ii) or (iv) transactions or series of transactions in excess of 5% of plan assets which occurred during 1994.

                                 CURRENT VALUE
                                  OF ASSET ON
                    COST OF       TRANSACTION         NET
                     ASSET           DATE         GAIN (LOSS)
             -------------------------------------------------
                     49,952          49,952           684
                    344,690         344,690             -

                    253,294         253,294             -
                    731,879         731,879             -

                  1,814,806       1,814,806             -
                  1,827,567       1,827,567             -

               Consent of Ernst & Young LLP, Independent Auditors


                 We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25768) pertaining to the Drug Emporium, Inc. Employees 401(k) Plan of our report dated June 20, 1996, with respect to the financial statements and schedules of Drug Emporium, Inc. Employees 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.



                                                            ERNST & YOUNG LLP




Columbus, Ohio
June 28, 1996